CLAYMORE TRUST

CLAYMORE EXCHANGE-TRADED FUND TRUST

CLAYMORE EXCHANGE-TRADED FUND TRUST 2

2455 Corporate West Drive

Lisle, Illinois 60532

June 27, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs:

Enclosed for filing on behalf of Claymore Trust, Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 (each a “Trust” and collectively, the “Trusts”), pursuant to Rule 17g-1(g)(1)(i)(a) and (b) under the Investment Company Act of 1940 (“1940 Act”) are the following:

(a) a copy of the joint fidelity bond issued by ICI Mutual Insurance Company naming the Trusts as insureds;

(b) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of each Trust approving the form and amount of the bond and the portion of the premium to be paid by each of the Trusts;

(c) the amount of the single insured bond which each Trust would have provided and maintained had it not been named as an insured under a joint insured bond, listed on Attachment A; and

(d) a copy of the agreement among the Trusts entered into pursuant to Rule 17g-1(f) under the 1940 Act.

The premium for the bond has been paid for the period from March 31, 2007 to March 31, 2008.

Please contact the undersigned at (630) 505-3778 with any questions or comments.

Sincerely,

/s/ Melissa J. Nguyen
Melissa J. Nguyen
Secretary

Attachment A

Fund	1933 Act File No.	1940 Act File No.	Portion of the Premium (%)	Amount of Single Insured Bond
Claymore Trust	333-122901	811-21719		200,000
Claymore Peroni Equity Opportunities Fund			9.203%
Claymore/Fiduciary Strategic Equity Fund			1.679%
Claymore/Fiduciary Large Cap Core Fund			0.396%
Claymore/Zacks Multi-Cap Opportunities Fund			3.010%
Claymore Exchange-Traded Fund Trust	333-134551	811-21906		900,000
Claymore/BIR Leaders 50 ETF (BST)			0.301%
Claymore/BIR Leaders Mid-Cap Value ETF (BMV)			0.285%
Claymore/BIR Leaders Small-Cap Core ETF (BES)			0.301%
Claymore/BNY BRIC ETF (EEB)			24.378%
Claymore/Clear Mid-Cap Growth Index ETF (MCG)			0.285%
Claymore/Clear Spin-Off ETF (CSD)			5.354%
Claymore/Great Companies Large-Cap Growth Index ETF (XGC)			0.301%
Claymore/IndexIQ Small-Cap Value ETF (SCV)			0.269%
Claymore/LGA Green ETF (GRN)			1.774%
Claymore/Ocean Tomo Growth Index ETF (OTR)			0.301%
Claymore/Ocean Tomo Patent ETF (OTP)			1.837%
Claymore/Sabrient Defender ETF (DEF)			3.548%
Claymore/Sabrient Insider ETF (NFO)			3.231%
Claymore/Sabrient Stealth ETF (STH)			2.566%
Claymore/Zacks Growth & Income Index ETF (CZG)			0.301%
Claymore/Zacks Mid-Cap Core ETF (CZA)			0.301%
Claymore/Zacks Sector Rotation ETF (XRO)			7.684%
Claymore/Zacks Yield Hog ETF (CVY)			11.263%
Claymore Exchange-Traded Fund Trust 2	333-135105	811-21910		300,000
Claymore/Robeco Developed World Equity ETF			13.005%
Claymore/Robeco Developed International Equity ETF			8.427%

Total				1,400,000